CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2004

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a circular of the Company relating to the expiry of subscription rights attaching to the 2004 warrants dated October 8, 2004.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: October 11, 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your warrants in City Telecom (H.K.) Limited, you should at once hand this circular to the purchaser(s) or transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for the transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(incorporated under the laws of Hong Kong with limited liability)

(Stock Code: 1137)

Executive Directors:	Registered Office:
Mr. WONG Wai Kay, Ricky (Chairman)	13th – 16th Floors
Mr. CHEUNG Chi Kin, Paul (Managing Director)	Trans Asia Centre
Mr. CHONG Kin Chun, John	18 Kin Hong Street
Ms. FUNG So Mui, Fion	Kwai Chung, N.T.
Ms. SIO Veng Kuan, Corinna	Hong Kong
Ms. TO Wai Bing

Non-executive Director:
Mr. CHENG Mo Chi, Moses

Independent Non-executive Directors:
Mr. LEE Hon Ying, John
Dr. CHAN Kin Man
Mr. PEH Jefferson Tun Lu

8 October 2004

To the holders of Warrants and, for information only, the Shareholders of the Company

Dear Sir or Madam,

EXPIRY OF SUBSCRIPTION RIGHTS ATTACHING TO THE 2004 WARRANTS

(Stock Code: 940)

Reference is made to the announcement dated 30 September 2004 made by City Telecom (H.K.) Limited (the “Company”) reminding holders of its warrants of the expiry of subscription rights attaching to the 2004 warrants. The purpose of this circular is to provide you with more information of the expiry of the warrants.

The board of directors of the Company would like to remind holders of its warrants (stock code: 940) (the “Warrants”) carrying rights to subscribe for new ordinary shares of HK$0.10 each in the Company (the “Shares”) at a subscription price of HK$0.40 per Share, subject to adjustment, during the period from 2 November 2001 to 1 November 2004 (both days inclusive) that the subscription rights attaching to the Warrants (the “Subscription Rights”) will expire after 4:00 p.m. on Monday, 1 November 2004 and thereafter any Subscription Rights which have not been exercised will lapse and the Warrant certificates will cease to be valid for any purposes.

The Company has made the following arrangements regarding dealings, transfers and exercise of the Subscription Rights of the Warrants:

1.	Trading in the Warrants on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) will cease after 4:00 p.m. on Wednesday, 27 October 2004.

2.	Registered holders of the Warrants who wish to exercise in whole or in part of the Subscription Rights must lodge with the Company’s Registrar, Computershare Hong Kong Investor Services Limited (the “Registrar”) at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, the following documents by no later than 4:00 p.m. on Monday, 1 November 2004:

(i)	the relevant Warrant certificate(s);

(ii)	the duly completed and signed subscription form(s); and

(iii)	the relevant exercise moneys.

3.	Persons who have purchased but not yet registered as holders of the Warrants and who wish to exercise in whole or in part of the Subscription Rights must lodge with the Company’s Registrar at the above-mentioned address the following documents by no later than 4:00 p.m. on Monday, 1 November 2004:

(i)	the duly completed and executed form(s) of transfer or other document(s) of title (duly stamped where appropriate);

(ii)	the relevant Warrant certificate(s);

(iii)	the duly completed and signed subscription form(s); and

(iv)	the relevant exercise moneys.

Subscription form(s) and relevant accompanying documentation lodged with the Registrar after 4:00 p.m. on Monday, 1 November 2004 will not be accepted.

4.	New Shares issued on the exercise of the Subscription Rights will rank pari passu in all respects with the Shares in issue. Certificates for Shares arising from the exercise of the Subscription Rights will be issued to the relevant holders of Warrants not later than twenty-eight days after the relevant subscription date pursuant to the terms of the Warrants instrument.

5.	An application has been made to the Stock Exchange for withdrawal of the listing of the Warrants on the Stock Exchange with effect from the close of business on Monday, 1 November 2004.

The closing prices of the Shares and the Warrants as quoted on the Stock Exchange on 6 October 2004 (being the latest practicable date prior to the printing of this circular) were HK$1.63 per Share and HK$1.80 per Warrant respectively.

Holders of the Warrants who are in doubt as to their position or the action to be taken should consult their stockbroker or other professional adviser.

By Order of the Board
Wong Wai Kay, Ricky
Chairman